Exhibit 99.1

UNITED UTILITIES PLC

TIM WELLER APPOINTED TO BOARD AND DIRECTOR’S / PDMR SHAREHOLDING

 United Utilities PLC (United Utilities) confirms Tim Weller’s appointment today to the Board as Chief Financial Officer, in line with the announcement made on 10 April 2006.

 In accordance with s324 of the Companies Act 1985 and Disclosure Rule 3.1.2, United Utilities also discloses that Tim Weller owns 39,000 ordinary shares in the company, which he purchased following the announcement of his appointment.

Furthermore, provided Mr Weller maintains this shareholding and remains in employment with the company throughout the next 5 years, United Utilities has agreed to match this investment on a one-for-one basis, thereby aligning his interests with those of the company’s other shareholders.  These matched shares, together with additional shares from notional reinvestment of dividends, will transfer to Mr Weller at the end of the 5-year period, after the conclusion of the next regulatory reviews.

 Further information can be obtained from Paul Davies, +44 (0) 1925 237051

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".